[redacted]

14041473

SECUR... ...SSION
...ashington, D.C. 20549

RECEIVED
AUG 29 2014
SEC MAIL PROCESSING SECTION
WASH, D.C.
201

OMB APPROVAL	
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SEC FILE NUMBER
8- 12525

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/01/13 (MM/DD/YY) AND ENDING 6/30/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alexander Investment Services Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

909 Lily Creek Road, #101
(No. and Street)

My Commission Expires January 7, 2017

Louisville, (City) KY (State) 40243-2808 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MountJoy, Chilton, Medley, LLP
(Name – *if individual, state last, first, middle name*)

2600 Meidinger Tower, 462 S. Fourth Stree, Louisvlle, KY 40202
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

9/4/14

9/3/14

OATH OR AFFIRMATION

I, Gerald A. Wells, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alexander Investment Service Company, as of June 30, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Subscribed and sworn to
before me this 29th of August, 2014

Signature

See / Treas
Title

Charla Bragg
Notary Public

My Commission Expires:
January 7, 2017

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Alexander Investment Services, Co.

Financial Statements

Year Ended June 30, 2014

Alexander Investment Services, Co.

Table of Contents
Year Ended June 30, 2014

	Page
Report Independent Registered Public Accounting Firm	1 - 2
Financial Statements	
Statement of Financial Condition	3
Statement of Income	4
Statement of Changes in Stockholders' Equity	5
Statement of Cash Flows	6
Notes to Financial Statements	7 - 12
Supplementary Information	
Schedule 1	
Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 of the Securities and Exchange Commission	13

MCM
CPAs & Advisors

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Alexander Investment Services, Co.

We have audited the accompanying financial statements of Alexander Investment Services, Co. (a Kentucky corporation), which comprise the statement of financial condition as of June 30, 2014, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Alexander Investment Services, Co.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Alexander Investment Services, Co. as of June 30, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

BAKER TILLY INTERNATIONAL

Mountjoy Chilton Medley LLP
2600 Meidinger Tower | 462 South Fourth Street | Louisville, KY 40202
P 502.749.1900 | F 502.749.1900
888.587.1719 | www.mcmcpa.com

Kentucky
Indiana
Ohio

Report of Independent Registered Public Accounting Firm (Continued)

The supplementary information contained in Schedule 1 required by Rule 17a-5 under the Securities Exchange Act of 1934 has been subjected to audit procedures performed in conjunction with the audit of Alexander Investment Services, Co.'s financial statements. The supplemental information is the responsibility of Alexander Investment Services Co.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Louisville, KY
August 28, 2014

Alexander Investment Services, Co.
Statement of Financial Condition
June 30, 2014

Assets

Cash and cash equivalents	$	25,842
Accounts receivable		1,145
Accrued commissions		19,869
Securities owned, at fair value		55,100
Property and office equipment, net		36,199
Other assets		10,354
Total Assets	$	148,509

Liabilities and Stockholders' Equity

Accounts payable	$	2,251
Deferred tax liability, net		5,662
Accrued expenses and other payables		39,827
Total Liabilities		47,740
Stockholders' Equity:		
Capital stock, common, no par value; authorized 100,000 shares, 60,000 issued and 50,000 outstanding shares		1,000
Additional paid-in capital		68,882
Treasury stock, at cost; 10,000 shares		(78,690)
Retained earnings		109,577
Total Stockholders' Equity		100,769
Total Liabilities and Stockholders' Equity	$	148,509

See accompanying notes.

Alexander Investment Services, Co.
Statement of Income
Year Ended June 30, 2014

Revenues:	
Commissions	$ 3,044,387
Retirement plan fees	82,123
Interest and dividends	1,881
Securities gains, net	7,822
Total Revenues	3,136,213
Expenses:	
Officers' compensation	1,587,778
Salaries, wages, and commissions	1,196,845
Payroll taxes	32,109
Insurance	44,406
Employee retirement plan	38,000
Depreciation	7,290
Rent	48,070
Office supplies	48,627
Telephone	15,091
Consulting	23,030
Regulatory fees	25,237
Other expenses	57,464
Total Expenses	3,123,947
Net Income before Income Taxes	12,266
Income Taxes:	
Current expense	-
Deferred expense	5,424
	5,424
Net Income	$ 6,842

See accompanying notes.

Alexander Investment Services, Co.
Statement of Changes in Stockholders' Equity
Year Ended June 30, 2014

	Common Stock		Additional Paid-in	Retained	Treasury	
	Shares	Amount	Capital	Earnings	Stock	Total
Balances at July 01, 2013	50,000	$ 1,000	$ 68,882	$102,735	$(78,690)	$ 93,927
Net income	-	-	-	6,842	-	6,842
Balances at June 30, 2014	50,000	$ 1,000	$ 68,882	$109,577	$(78,690)	$100,769

See accompanying notes.

Alexander Investment Services, Co.
Statement of Cash Flows
Year Ended June 30, 2014

Operating Activities	
Net Income	$ 6,842
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	7,290
Securities gains, net	(7,822)
Deferred income tax	5,424
(Increase) decrease in assets:	
Accounts receivable	(745)
Accrued commissions	(6,126)
Other assets	3,931
Federal income tax receivable	2,561
Increase in liabilities:	
Accounts payable	1,020
Accrued expenses and other payables	6,056
Net Cash Provided by Operating Activities	18,431
Investing Activities	
Additions to property and office equipment	(32,700)
Purchases of marketable securities	(1,796)
Net Cash Used in Investing Activities	(34,496)
Net Decrease in Cash and Cash Equivalents	(16,065)
Cash and Cash Equivalents, Beginning of Year	41,907
Cash and Cash Equivalents, End of Year	$ 25,842

See accompanying notes.

Alexander Investment Services, Co.
Notes to Financial Statements
June 30, 2014 and 2013

Note A - Nature of Organization

Alexander Investment Services, Co. (the Company) is a financial services firm providing investment services, retirement plan designs, financial advisory and management consulting services to individual and commercial clients primarily in Kentucky and Indiana. The Company is registered as a broker-dealer with the Financial Industry Regulatory Authority (FINRA).

Note B - Significant Accounting Policies

The following is a summary of the significant accounting policies of the Company:

1. Basis of Accounting: The financial statements of the Company are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The Accounting Standards Codification ("ASC") as produced by the Financial Accounting Standards Board ("FASB") is the sole source of authoritative accounting technical literature for nongovernmental entities.

2. Cash and Cash Equivalents: For purposes of the statements of cash flows, the Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

3. Securities Owned: Securities owned consist of mutual funds that are publicly offered and valued on a securities exchange or independent publicly quoted market. All investments are recorded on a trade date basis. Investments are valued at the last trade price.

4. Investment Income: Interest income is recorded on the accrual basis and dividend income is recognized on the ex-dividend date. Capital gains and losses are calculated on an identified cost basis.

5. Accounts Receivable: Management has determined that no provisions for uncollectible accounts receivable are necessary at June 30, 2014.

6. Commission Revenue: Commission revenue is recognized when the Company is contractually entitled to receive the income from the securities provider.

7. Property and Office Equipment: Property and office equipment are stated at cost less accumulated depreciation. A combination of accelerated methods and the straight-line method has been used to calculate depreciation as applicable to each asset. Furniture is depreciated over a 5-7 year useful life and office equipment is depreciated over a 3-5 year useful life.

8. Fair Value Measurements: The Company applies GAAP for fair value measurements of financial assets that are recognized or disclosed at fair value in the financial statements on a recurring basis. GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. GAAP also establishes a framework for measuring fair value and expands disclosures about fair value measurements.

Note B - Significant Accounting Policies (Continued)

9. Income Taxes: The Company accounts for income taxes in accordance with ASC provisions for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The ASC standards also require recognition and measurement of uncertain income tax positions using a "more-likely-than-not" approach.

   The Company's policy for interest and penalties on material uncertain tax positions recognized in the financial statements is to classify these as interest expense and operating expense, respectively. Management has determined that the Company does not have any uncertain tax positions and associated unrecognized benefits that materially impact the financial statements or related disclosures.

   Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by the taxing authorities and that the Company will not be subject to additional tax, penalties, and interest as a result of such challenge. The Company is generally not subject to federal, state, or local income tax examinations for taxable years prior to June 30, 2011.

10. Use of Estimates: The financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States which requires management to make estimates and assumptions that may affect the reported amounts in the financial statements and the notes to financial statements. Actual results could differ from those estimates.

11. Subsequent Events: Subsequent events for the Company have been considered through the date of the Report Of Independent Registered Public Accounting Firm which represents the date the financial statements were available to be issued.

Note C - Property and Office Equipment

Property and office equipment at June 30, 2014 are summarized as follows:

Furniture	$ 37,779
Office equipment	139,936
	177,715
Less accumulated depreciation	141,516
	$ 36,199

Note D - Fair Value Measurements

The Company applies GAAP for fair value measurements of financial assets that are recognized or disclosed at fair value in the financial statements on a recurring basis. GAAP establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

- Level 1 inputs are quoted market prices in active markets for identical assets or liabilities. An active market for the asset or liability is a market in which the transaction for the asset or liability occurs with sufficient frequency and volume to provide pricing information on an ongoing basis.
- Level 2 inputs are observable market-based inputs or unobservable inputs that are corroborated by market data, such as quoted prices for similar assets or liabilities or model-derived valuations.
- Level 3 inputs are unobservable inputs that are not corroborated by market data. These inputs reflect a company's own assumptions about the assumptions a market participant would use in pricing the asset or liability.

The level in the fair value hierarchy within which a fair measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

Exchange-traded equity securities, including the Company's mutual funds, are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied, and they are categorized in Level 1 of the fair value hierarchy; otherwise, they are categorized in Level 2 or Level 3 of the fair value hierarchy.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of June 30, 2014.

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of June 30, 2014
Assets				
Mutual funds	$ 55,100	$ -	$ -	$ 55,100

There were no transfers between Levels 1 and 2 for the year ended June 30, 2014.

Note E - Retirement Plan

The Company offers a Profit Sharing Plan for all eligible employees. The Company's expense of funding this plan was $38,000 for the year ended June 30, 2014.

The Profit Sharing Plan is a safe harbor plan requiring Company contributions of three percent of each eligible employee's compensation.

Note F - Income Taxes

Income taxes attributable to net income before income taxes for the year ended June 30, 2014 consists of:

Current Expense		
Federal	$	-
State and local		-
		-
Deferred Expense		
Federal		3,874
State and local		1,550
Total Income Tax Expense	$	5,424

Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. As such, a valuation allowance was not considered necessary at June 30, 2014.

Income tax expense attributable to earnings before income taxes differs from the amounts computed by applying the expected effective U.S. Federal income tax rate of 15% to earnings before income taxes as a result of the following:

Tax expense at expected statutory federal rate	$	1,840
Nondeductible expenses		1,235
State taxes and other		2,349
	$	5,424

Note F - Income Taxes (Continued)

The tax effects of temporary differences that give rise to significant portions of the net deferred tax liability consists of the following as of June 30, 2014 and 2013:

Deferred Tax Asset:		
Adjustment to cash basis on income tax return	$	2,239
		2,239
Deferred Tax Liabilities:		
Depreciation		(4,838)
Unrealized gain on investments		(3,063)
		(7,901)
Net Deferred Tax Liability	$	(5,662)

The Company has a net operating loss carryforward for Kentucky income tax purposes of $17,269. No tax benefit has been recognized on this due to realizability. If unused by 2033 the carryforward will expire.

Note G - Lease Commitments

The Company has entered into a lease agreement effective July 15, 2013, with Roy's Boys, LLC, a related party sharing some common ownership. The lease is for three years, and ends on June 30, 2016, with an option to extend the lease for an additional three years on the same terms. The premises leased is approximately 3,000 square feet, and the rent is $3,125 per month. The Company also leases office space in Harlan, Kentucky under a month-to-month lease. Rent expense was $48,070 for the year ended June 30, 2014.

Future minimum lease payments under the operating lease at June 30 are as follows:

2015	$	37,500
2016		37,500
	$	75,000

Note H - Risks and Concentrations

Approximately 68% of the Company's total commissions is generated from one securities provider. Should the Company or the securities provider seek to terminate their relationship, the Company represents that other providers are readily available to provide the necessary services.

A significant portion of the Company's business is for customers in Kentucky and Indiana. Accordingly, the occurrence of any adverse economic conditions or an adverse regulatory climate in either of these states could have a material adverse effect on the Company's business, although no such conditions have been encountered in the past.

The Company maintains its cash at various financial institutions. The balance at times, may exceed federal insured limits.

The Company invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect account balances and the amounts reported in the statements of operations.

Note I - Expense Sharing Agreement

The Company participated in the TD Ameritrade Institutional Additional Services Program during the year ended June 30, 2014. As part of the program, TD Ameritrade agreed to pay a maximum of $25,000 towards the purchase of portfolio management and services software on behalf of the Company. This credit offsets annual maintenance for portfolio management and record keeping services. Both the expense and the credit from TD Ameritrade are recorded in consulting expenses.

Note J - Net Capital Rule

As a registered broker-dealer, the Company is subject to the uniform net capital rule of the Securities and Exchange Commission and the FINRA, which requires that the Company maintain minimum net capital, as defined, of $25,000 and that aggregate indebtedness as defined by the FINRA, shall not exceed fifteen times net capital. The Company may declare dividends or acquire certain non-liquid assets only to the extent of net capital in excess of such requirements. At June 30, 2014, the Company had net capital of $44,806. The Company's ratio of aggregate indebtedness to net capital for this same time period was 1.0655.

In addition, there were no liabilities subordinated to general creditors during the year ended June 30, 2014.

Note K - Focus Report Reconciliation

There were no material differences between the accompanying financial statements and the financial statements filed by the Company on Securities and Exchange Commission Form X-17A-5 (FOCUS report) as of June 30, 2014.

Supplementary Information

Alexander Investment Services, Co.
Schedule 1
Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
As of June 30, 2014

As a registered broker-dealer, the Company is subject to the uniform net capital rule of the Securities and Exchange Commission and the FINRA, which requires that the Company maintain minimum net capital, as defined, of $25,000 and that aggregate indebtedness as defined by the FINRA, shall not exceed fifteen times net capital. The Company may declare dividends or acquire certain non-liquid assets only to the extent of net capital in excess of such requirements.

A computation as of June 30, 2014 of the Company's aggregate indebtedness, as defined, and net capital under the uniform net capital rule is as follows:

		2014
Aggregate Indebtedness	$	47,740
Net Capital:		
Stockholders' equity	$	100,769
Nonallowable Assets:		
Property and office equipment, net		(36,199)
Accounts receivable		(1,145)
Other assets		(10,354)
Net Capital Before Haircuts on Securities Positions		53,071
Haircuts on Securities:		
Money market funds		-
Other securities		(8,265)
Undue concentration		-
Net Capital	$	44,806
Ratio of Aggregate Indebtedness to Net Capital		1.0655

In addition, there are no liabilities subordinated to general creditors as of June 30, 2014.

There are no differences between net capital as reported above for the year ended June 30, 2014, and those amounts included on the Company's computation included in Part IIA of Form X-17A-5, as of June 30, 2014.

The Company claimed an exemption from Rule 15c3-3 under Section (k)(1) and, as a result, has not included Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3, or Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3.

Alexander Investment Services, Co.

Agreed-Upon Procedures Report

June 30, 2014

Alexander Investment Services, Co.

TABLE OF CONTENTS

	Page
Independent Accountant's Agreed-Upon Procedures Report On Schedule of Assessment And Payments (Form SIPC-7)	1
Securities Investor Protection Corporation Form SIPC-7	2 - 3

CPAs & Advisors

Independent Accountant's Agreed-Upon Procedures Report
On Schedule of Assessment and Payments (Form SIPC-7)

To the Board of Directors of
Alexander Investment Services, Co.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the Year Ended June 30, 2014, which were agreed to by Alexander Investment Services, Co. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for Alexander Investment Services, Co.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Mountjoy Chilton Medley LLP

Louisville, Kentucky
August 28, 2014

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 6/30/2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

012525 FINRA JUN
ALEXANDER INVESTMENT SERVICES CO
909 LILY CREEK RD # 101
LOUISVILLE KY 40243-2808

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2)		$ 1131
B. Less payment made with SIPC-6 filed (exclude interest) 1-25-14 Date Paid		(535)
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		596
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ 596
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 596	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

ALEXANDER INVESTMENT SERVICES
(Name of Corporation, Partnership or other organization)

____
(Authorized Signature)

Dated the _____ day of ______________, 20 ____.

Sec / TREAS
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _______ Postmarked _______ Received _______ Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **7/1/2013**
and ending **6/30/2014**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3136213
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	2593771
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	7822
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): RETIREMENT PLAN ADMINISTRATION (Deductions in excess of $100,000 require documentation)	82123
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	2683716
2d. SIPC Net Operating Revenues	$ 452497
2e. General Assessment @ .0025	$ 1131

(to page 1, line 2.A.)

Alexander Investment Services, Co.

Exemption Report Review

June 30, 2014

Alexander Investment Services, Co.

TABLE OF CONTENTS

	Page
Report of Independent Registered Public Accounting Firm	1
Alexander Investment Services Co. Exemption Report	2

MCM
CPAs & Advisors

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Alexander Investment Services, Co.

We have reviewed management's statements, included in the accompanying Alexander Investment Services Co. Exemption Report, in which (1) Alexander Investment Services, Co. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Alexander Investment Services, Co. claimed an exemption from 17 C.F.R. §240.15c3-3(k): 17 C.F.R. §15c3-3(k)(1) (the "exemption provisions") and (2) Alexander Investment Services, Co. stated that Alexander Investment Services, Co. met the identified exemption provisions throughout the period from June 1, 2014 to June 30, 2014, without exception. Alexander Investment Services, Co.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Alexander Investment Services, Co.'s compliance with the exemption provisions. A review is substantially less scope than an examination, to objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Mountjoy Chilton Medley LLP

Louisville, Kentucky
August 28, 2014

Alexander Investment Services
Growing Capital for Generations

909 Lily Creek Road #101 • Louisville, KY 40243-2808 • (502) 459-4414 • Fax (502) 459-7535
Hendrickson Building, Suite 208, Box 1728 • Harlan, KY 40831 • (606) 573-1374 • Fax (606) 573-9432

Alexander Investment Services Co. Exemption Report

Alexander Investment Services Co.
909 Lily Creek Road #101
Louisville, KY 40243-2808

SEC File No.: 8-12525
CRD No.: 1037

Fiscal Year Ended June 30, 2014

In accordance with Rule 17a-5(d)(4), we confirm, to the best of our knowledge and belief, that:

1. We are exempt from §240.15c3-3 under the provisions of §240.15c3-3(k)(1);
2. We met the exemption provisions in §240.15c3-3(k)(1) throughout the period from June 1, 2014, through June 30, 2014, without exception.

Gerald A. Wells
Secretary/Treasurer

Alexander Investment Services, Co.

Exemption Report Review

June 30, 2014

CPAs & Advisors

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Alexander Investment Services, Co.

We have reviewed management's statements, included in the accompanying Alexander Investment Services Co. Exemption Report, in which (1) Alexander Investment Services, Co. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Alexander Investment Services, Co. claimed an exemption from 17 C.F.R. §240.15c3-3(k): 17 C.F.R. §15c3-3(k)(1) (the "exemption provisions") and (2) Alexander Investment Services, Co. stated that Alexander Investment Services, Co. met the identified exemption provisions throughout the period from June 1, 2014 to June 30, 2014, without exception. Alexander Investment Services, Co.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Alexander Investment Services, Co.'s compliance with the exemption provisions. A review is substantially less scope than an examination, to objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Mountjoy Chilton Medley LLP

Louisville, Kentucky
August 28, 2014

Alexander Investment Services, Co.

Agreed-Upon Procedures Report

June 30, 2014

MCM
CPAs & Advisors

Independent Accountant's Agreed-Upon Procedures Report
On Schedule of Assessment and Payments (Form SIPC-7)

To the Board of Directors of
Alexander Investment Services, Co.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the Year Ended June 30, 2014, which were agreed to by Alexander Investment Services, Co. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for Alexander Investment Services, Co.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Mountjoy Chilton Medley LLP

Louisville, Kentucky
August 28, 2014

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended **6/30/2014**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

012525 FINRA JUN
ALEXANDER INVESTMENT SERVICES CO
909 LILY CREEK RD # 101
LOUISVILLE KY 40243-2808

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 1131

B. Less payment made with SIPC-6 filed (**exclude interest**) (535)

1-25-14
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 596

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 596

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 596

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

ALEXANDER INVESTMENT SERVICES
(Name of Corporation, Partnership or other organization)

____
(Authorized Signature)

Dated the_____ day of_______________, 20_____.

Sec/TREAS
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 7/1/2013 and ending 6/30/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3136213
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	2593771
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	7822
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): RETIREMENT PLAN ADMINISTRATION (Deductions in excess of $100,000 require documentation)	82123
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $____	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $____	
Enter the greater of line (i) or (ii)	
Total deductions	2683716
2d. SIPC Net Operating Revenues	$ 452497
2e. General Assessment @ .0025	$ 1131

(to page 1, line 2.A.)